                                                            OMB APPROVAL
                                                 OMB Number:           3235-0145
                                                 Expires:       October 31, 1997
                                                 Estimated average burden
                                                 hours per form ...........14.90


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     International Alliance Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  458875 10 1
                           -------------------------
                                 (CUSP Number)

                            Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                            Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               December 30, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





                         (Continued on following pages)

                                  SCHEDULE 13D

---------------------------                                                   --------------------------------------------
 CUSP NO.    458875 10 1
         ----------------
---------------------------                                                   --------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           H. Wayne Huizenga
--------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]
    2
                                                                                                                    (b)[ ]
--------------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           PF
--------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
    5

--------------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           United States of America
--------------------------------------------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
                                       8,444,444
                            ----------------------------------------------------------------------------------------------
         NUMBER OF                     SHARED VOTING POWER
           SHARES               8
        BENEFICIALLY                   -0-
          OWNED BY          ----------------------------------------------------------------------------------------------
            EACH                       SOLE DISPOSITIVE POWER
         REPORTING              9
           PERSON                      8,444,444
            WITH            ----------------------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10
                                       -0-
--------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           8,444,444
--------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]
    12

--------------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           21.1%
--------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           IN
--------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                                                   --------------------------------------------
 CUSP NO.    458875 10 1
         ----------------
---------------------------                                                   --------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]
    2
                                                                                                                    (b)[ ]
--------------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           WC
--------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
    5

--------------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           Nevada
--------------------------------------------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
                                       8,444,444
                            ----------------------------------------------------------------------------------------------
          NUMBER OF                    SHARED VOTING POWER
           SHARES               8
        BENEFICIALLY                   -0-
          OWNED BY          ----------------------------------------------------------------------------------------------
            EACH                       SOLE DISPOSITIVE POWER
         REPORTING              9
           PERSON                      8,444,444
            WITH            ----------------------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10
                                       -0-
--------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           8,444,444
--------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]
    12

--------------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           21.1%
--------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           PN
--------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                                                   --------------------------------------------
 CUSP NO.    458875 10 1
         ----------------
---------------------------                                                   --------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Huizenga Investments, Inc.
--------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]
    2
                                                                                                                    (b)[ ]
--------------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           WC
--------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
    5

--------------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           Nevada
--------------------------------------------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                7
                                       8,444,444
                            ----------------------------------------------------------------------------------------------
          NUMBER OF                    SHARED VOTING POWER
           SHARES               8
        BENEFICIALLY                   -0-
          OWNED BY          ----------------------------------------------------------------------------------------------
            EACH                       SOLE DISPOSITIVE POWER
         REPORTING              9
           PERSON                      8,444,444
            WITH            ----------------------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                                10
                                       -0-
--------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           8,444,444
--------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]
    12

--------------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           21.1%
--------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           CO
--------------------------------------------------------------------------------------------------------------------------

         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by H. Wayne Huizenga dated October 18, 1996 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

                 Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

                 This Statement is being filed jointly by H. Wayne Huizenga ("Mr. Huizenga"), Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), and Huizenga Investments, Inc., a Nevada corporation ("HII"). Mr. Huizenga's business address is 200 South Andrews Ave., 6th Floor, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102 Hendersen, Nevada, 89106. Mr. Huizenga is Chairman of the Board and Co-Chief Executive Officer of Republic Industries, Inc., which is a holding company with major business segments in vehicle rental, vehicle retailing, integrated solid waste services, and electronic security services and which is headquartered at 450 East Las Olas Blvd., Suite 1200, Fort Lauderdale, Florida 33301. Mr. Huizenga also is Chairman of Huizenga Holdings, Inc., a holding and management company for certain investments by Mr. Huizenga in privately-owned companies and businesses. Mr. Huizenga is the sole shareholder of HII. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold, and manage certain of Mr. Huizenga's investments in publicly traded and other companies. Mr. Huizenga is a citizen of the United States of America.

                 The names, addresses and principal occupations of each executive officer and director of HII, all of whom are United States citizens, are as follows:

                                                                                               PRINCIPAL
        NAME                           TITLE                   BUSINESS ADDRESS                OCCUPATION
-------------------           -----------------------      ------------------------          ----------------
 Richard C. Rochon            President and Director       Huizenga Holdings, Inc.           President of
                                                           200 South Andrews Ave.            Huizenga
                                                           Ft. Lauderdale, FL 33301          Holdings, Inc.

 Cris V. Branden              Treasurer and Director       Huizenga Holdings, Inc.           Vice President of
                                                           200 South Andrews Ave.            Huizenga
                                                           Ft. Lauderdale, FL 33301          Holdings, Inc.

 William M. Pierce            Secretary                    Huizenga Holdings, Inc.           Vice President of
                                                           200 South Andrews Ave.            Huizenga
                                                           Ft. Lauderdale, FL 33301          Holdings, Inc.

 Monte Miller                 Director and Assistant       Huizenga Investments, Inc.        President of
                              Treasurer                    P.O. Box 50102                    Nevada Holdings
                                                           Henderson, NV 89106               Services Corp., a
                                                                                             provider of
                                                                                             corporate
                                                                                             services

                 None of Mr. Huizenga, HII, HILP, or to the knowledge of the reporting persons, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

                 On December 24, 1996, Mr. Huizenga transferred the Shares and the Warrants to HILP as a capital contribution to HILP.

                 On December 30, 1996, HILP acquired from the Issuer in a private placement transaction for an aggregate purchase price of $1,999,998 (a) 222,222 shares of Common Stock (the "New Shares") and (b) a warrant to purchase 222,222 shares of Common Stock at an exercise price of $11.00 per share, which is exercisable at any time until December 30, 1999 ( the "New Warrants"). Copies of the Form of Warrant Agreement and the Form of Warrant Certificate representing the New Warrants are attached hereto as Exhibits 5 and 6, respectively, and are incorporated herein by reference. The description of the terms of the New Warrant set forth herein is qualified in its entirety by the terms of the Warrant Agreement and Warrant Certificate. HILP used working capital to purchase the New Shares and New Warrants. HILP's source of funds for the exercise of the New Warrants is undetermined as of the date hereof, but most likely will come from working capital.


ITEM 4.          PURPOSE OF TRANSACTION.

                 Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph:

                 Mr. Huizenga, HII and HILP acquired the Shares, the Warrants, the New Shares and the New Warrants for investment purposes and, except as set forth in the Original Schedule 13D, none of the reporting persons or, to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

                 (a) and (b)      As of December 30, 1996, HILP may be deemed
to beneficially own 8,444,444 shares of Common Stock (which includes 6,222,222 shares of Common Stock issuable upon exercise of the Warrants and the New Warrants) representing approximately 21.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 33,764,506 shares of Common Stock issued and outstanding as of December 30, 1996, plus the 6,222,222 shares of Common Stock issuable upon exercise of the Warrants and the New Warrants which HILP may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). HILP has the sole power to vote and the sole power to dispose of the 8,444,444 shares of Common Stock which it may be deemed to beneficially own.

                 As of December 30, 1996, each of Mr. Huizenga and HII may be deemed to beneficially own the 8,444,444 shares of Common Stock beneficially owned by HILP described above. Mr. Huizenga and HII each has the sole power to vote and the sole power to dispose of the 8,444,444 shares of Common Stock which they may be deemed to beneficially own.

                 Because the persons listed in Item 2 above (other than the reporting persons) are either officers or directors of HII, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 8,444,444 shares of Common Stock beneficially owned by HILP described above. Each of such persons disclaims beneficial ownership of any of the 8,444,444 shares of Common Stock.

                 (c) Except with respect to the acquisition of the Shares, the Warrants, the New Shares and the New Warrants described herein and in the Original Schedule 13D, there have been no other transactions in any securities of the Issuer affected by Mr. Huizenga, HII, HILP or, to the knowledge of the reporting persons, any other person listed in Item 2 above during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

                 Except as described herein and in the Original Schedule 13D, none of Mr. Huizenga, HII, HILP or, to the knowledge of the reporting persons, any other person listed in Item 2 above is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

                 In connection with the private placement described in Item 3 above, the Issuer has agreed to register the New Shares and the shares of Common Stock issuable upon exercise of the New Warrants pursuant to a registration statement to be filed with the Securities and Exchange Commission.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 A list of exhibits filed as part of this Statement is set forth in the Exhibit Index at the end of this Statement which immediately precedes such exhibits.

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ H. Wayne Huizenga
                                        ----------------------------------------
                                        H. WAYNE HUIZENGA



Dated: January 10, 1997

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HUIZENGA INVESTMENTS LIMITED
                                    PARTNERSHIP, a Nevada limited partnership

                                    By:  Huizenga Investments, Inc., a Nevada
                                         corporation, as general partner


                                         By: /s/ Richard C. Rochon
                                             -----------------------------------
                                             Richard C. Rochon
                                             President

Dated: January 10, 1997

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HUIZENGA INVESTMENTS, INC., a Nevada
                                    corporation

                                    By:  /s/ Richard C. Rochon
                                         ---------------------------------------
                                         Richard C. Rochon
                                         President

Dated: January 10, 1997

                                 EXHIBIT INDEX


Exhibit 1: Stock Purchase Agreement, dated as of May 19, 1996, between H. Wayne Huizenga and Republic Environmental Systems, Inc. (incorporated by reference to Appendix II to the Issuer's
                 Schedule 14C Information Statement dated September 23, 1996).

Exhibit 2: Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $2.625 per share [See Original Schedule 13D].

Exhibit 3: Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $3.125 per share [See Original Schedule 13D].

Exhibit 4: Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $3.875 per share [See Original Schedule 13D].

Exhibit 5: Form of Warrant Agreement, dated as of December 24, 1996, between the Issuer and certain Investors named therein.

Exhibit 6: Form of Warrant Certificate to purchase 222,222 shares of Common Stock at an exercise price of $11.00 per share.

                                                                       EXHIBIT 5




                               WARRANT AGREEMENT


                                 BY AND BETWEEN


                     INTERNATIONAL ALLIANCE SERVICES, INC.


                                      AND


               THE INVESTORS LISTED ON THE SIGNATURE PAGES HEREOF



                         DATED AS OF DECEMBER 24, 1996





                                    Exh. 5-1

         THIS WARRANT AGREEMENT AND THE SECURITIES PROVIDED FOR HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT, THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ANY SUCH STATE SECURITIES LAWS OR THE PROVISIONS OF THIS WARRANT AGREEMENT.


                               WARRANT AGREEMENT


         THIS WARRANT AGREEMENT, dated as of the date set forth on the signature page hereof (the "Agreement"), is entered into by and between INTERNATIONAL ALLIANCE SERVICES, INC., a Delaware corporation ("Issuer"), and the undersigned investor (collectively the "Investors" and individually as an "Investor"). Issuer and Investor may hereinafter be referred to collectively as the "Parties" or individually as a "Party".

                             W I T N E S S E T H :

         WHEREAS, Issuer and Investors have entered into a Unit Purchase Agreement dated as of even date herewith (the "Unit Purchase Agreement");

         WHEREAS, the Unit Purchase Agreement provides for the issuance of Warrants by Issuer to Investors;

         NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby stipulate and agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

         1.1 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

         "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by Issuer after the date hereof, other than Warrant Stock.

         "Affiliate" shall mean as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), as used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership





                                    Exh. 5-2
of voting securities or by contract or otherwise; and the terms "controlled" and "controlling" have the meanings correlative to the foregoing.

         "Agreement" shall mean this Warrant Agreement.

         "Appraised Value" shall mean, in respect of any share of Common Stock on any date herein specified, the fair saleable value of such share of Common Stock (determined without giving effect to the discount for (i) a minority interest or (ii) any lack of liquidity of the Common Stock or to the fact that Issuer may have no class of equity registered under the Exchange Act) as of the last day of the most recent fiscal month to end within 60 days prior to such date specified, based on the value of Issuer, as determined by an investment banking firm (selected pursuant to the terms of Article XIII) in accordance with such firm's customary practices (including, if appropriate, taking into account the fact that Issuer is privately held), divided by the number of outstanding shares of Common Stock, after giving pro forma effect to the exercise or conversion of all exercisable or Convertible Securities (including the Warrants) for Common Stock and the payment of the exercise or conversion price therefor.

         "Book Value" shall mean, in respect of any share of Common Stock on any date herein specified, the consolidated book value of Issuer as of the last day of any month immediately preceding such date, divided by the number of outstanding shares of Common Stock, after giving pro forma effect to the exercise or conversion of all exercisable or Convertible Securities (including the Warrants) for Common Stock and the payment of the exercise or conversion price therefor, as determined in accordance with GAAP by any firm of independent certified public accountants of recognized national standing selected by Issuer and reasonably acceptable to the Required Holders.

         "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of Ohio.

         "Closing Date" shall mean 10:00 a.m. New York, New York time on December 23, 1996 or such other time, date or place as the Parties may mutually agree.

         "Commission" shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

         "Common Stock" shall mean the common stock, $.01 par value per share, of Issuer, as constituted on the date hereof, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of Issuer of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of stock of Issuer and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation (as defined in Section 3.7) received by or distributed to the holders of Common Stock of Issuer in the circumstances contemplated by Section 3.7.





                                    Exh. 5-3

         "Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

         "Current Market Price" shall mean, in respect of any share of Common Stock on any date herein specified, (a) if there shall then be a public market for the Common Stock, the average of the daily market prices for 10 consecutive Business Days commencing 25 days before such date; the daily market price for each such Business Day being (i) the last sale price on such day on the Nasdaq National Market or principal stock exchange on which such Common Stock is then listed, (ii) if no sale takes place on such day on any such exchange, the average of the last reported closing bid and asked prices on such day as officially quoted which are on the Nasdaq National Market or the principal exchange, (iii) if the Common Stock is not then listed or admitted to trading on the Nasdaq National Market or any stock exchange, the average of the last reported closing bid and asked prices on such day in the over-the-counter market, as furnished by the quotation systems upon which the Common Stock is then quoted, provided that such quotation systems are operated by the NASD or its Affiliates or the National Quotation Bureau, Inc. or its Affiliates, (iv) if none of such entities at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or
(v) if there is no such firm, as furnished by any member of NASD selected by Issuer; or (b) at any time that there is no public market for the Common Stock, the fair market value per share of Common Stock on such date as determined reasonably and in good faith by the board of directors of Issuer, such fair market value to be determined by reference to the cash price that would be paid between a fully informed buyer and seller under no compulsion to buy or sell, provided that (x) if Current Market Price is being determined in connection with an issuance of shares of Common Stock, solely to one or more Affiliates of Issuer, then if so requested by the Required Holders, Current Market Price shall be the Appraised Value and (y) Current Market Price shall never be less than Book Value.

         "Current Warrant Price" shall mean, in respect of a share of Common Stock at any date herein specified, $11.00 per share of Common Stock (subject to adjustment as provided in Article III).

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

         "Exercise Period" shall mean the period during which the Warrants are exercisable pursuant to Section 2.2.

         "Expiration Date" shall have the meaning set forth in Section 2.2.





                                    Exh. 5-4

         "GAAP" shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

         "Investor" shall have the meaning ascribed thereto in the Preamble of this Agreement.

         "Issuer" shall have the meaning ascribed thereto in the Preamble of this Agreement.

         "NASD" shall mean the National Association of Securities Dealers, Inc., or any successor thereto.

         "Other Property" shall have the meaning set forth in Section 3.7

         "Permitted Issuances" shall mean (i) the issuance of shares of Common Stock upon exercise of the Warrants and as contemplated by the Offering Memorandum of Issuer dated December 18, 1996, (ii) the issuance of shares of Common Stock pursuant to the securities identified on Exhibit B hereto, (iii) the issuance of shares relating to any benefit plan, stock option plan or any other compensation plan or arrangement offered solely to the officers, directors, employees and/or consultants of Issuer and its Affiliates, (iv) the issuance of shares of Common Stock as consideration for the purchase of any assets or securities from any Person who is not an Affiliate of Issuer immediately prior to such transaction whether such shares are issued directly by Issuer or an Affiliate of Issuer in connection with any merger, consolidation or other business combination, (v) if there shall then be a public market for the Common Stock, the issuance of shares of Common Stock upon receipt by Issuer of the Current Market Price therefor as described in clause
(a) of the definition of "Current Market Price" and (vi) if there shall then be no public market for the Common Stock, the issuance of shares of Common Stock, warrants or Convertible Securities on terms that are at least as favorable to Issuer as terms that could be obtained in an arm's length transaction with third Persons not Affiliates of Issuer and for consideration equal to the fair value of such shares as determined in good faith by a majority of disinterested members of the board of directors of Issuer.

         "Person(s)" shall mean any individual, sole proprietorship, partnership, joint venture, trust, limited liability company, incorporated organization, association, corporation, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

         "Required Holders" shall mean the Warrant Holders of Warrants exercisable for an amount exceeding 50% of the aggregate number of shares of Common Stock then purchasable upon exercise of the outstanding Warrants.

         "Requirement of Law" shall mean, as to any Person, any requirement contained in any certificate or articles of incorporation, bylaws, or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court





                                    Exh. 5-5
or other governmental authority, in each case applicable to or binding such Person or any of the property or to which such Person or any of its property is subject.

         "Restricted Common Stock" shall mean shares of Common Stock which are, or which upon their issuance on the exercise of a Warrant would be, evidenced by a certificate bearing the restrictive legend set forth in Section 3.1 of the Unit Purchase Agreement.

         "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the applicable time.

         "Unit Purchase Agreement" shall have the meaning ascribed thereto in the recitals of this Agreement.

         "Warrant Certificate" shall mean a certificate evidencing one or more Warrants, substantially in the form of Exhibit A hereto, with such changes therein as may be required to reflect any adjustments made pursuant to Article III.

         "Warrant Holder" shall mean each Person in whose name the Warrants are registered on the books of Issuer maintained for such purpose or each Person holding any Warrant Stock.

         "Warrant Price" shall mean, for any exercise of Warrants pursuant to
Section 2.2, an amount equal to (i) the number of shares of Common Stock being purchased upon such exercise multiplied by (ii) the Current Warrant Price for each share of Common Stock as of the date of such exercise.

         "Warrant Stock" shall mean the shares of Common Stock purchased by the Warrant Holders upon the exercise thereof.

         "Warrants" shall mean the warrants issued pursuant to this Agreement and all warrants issued upon transfer, division or combination of, or in substitution for, such warrants. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised. One Warrant shall entitle the record holder thereof to purchase from Issuer one share of Common Stock (subject to adjustment as provided in Article II) at the exercise price equal to the Current Warrant Price.

         1.2 Other. Unless otherwise defined herein, all other terms used herein with their initial letter capitalized shall have the meaning ascribed to such term in the Unit Purchase Agreement.





                                    Exh. 5-6

                                   ARTICLE II
                       ISSUANCE AND EXERCISE OF WARRANTS

         2.1 Issuance of Warrants. On the Closing Date under the Unit Purchase Agreement, Issuer shall deliver Warrant Certificates to Investor evidencing Warrants in the number to each Investor as indicated on Exhibit C.

         2.2     Manner of Exercise.

                 (a) A Warrant Holder may, from and after the Closing Date until 5:00 p.m., New York, New York time, on the third annual anniversary of the Closing Date (the "Expiration Date"), exercise the Warrants evidenced by a Warrant Certificate, on any Business Day, for all or part of the number of shares of Common Stock purchasable thereunder; provided, however, any partial exercise shall be in integral multiples of 1,000 shares.

                 (b) In order to exercise the Warrants, in whole or in part, a Warrant Holder shall deliver to Issuer at its principal office at 10055 Sweet Valley Drive, Valley View, Ohio, 44125, Attention: Edward Feighan, or at the office or agency designated by Issuer pursuant to Article XII, (i) a written notice duly executed by the Warrant Holder or its agent or attorney, substantially in the form of the form of election to purchase appearing at the end of the Warrant Certificate as Exhibit A thereto, of such Warrant Holder's election to exercise the Warrants, which notice shall specify the number of shares of Common Stock to be purchased, (ii) payment of the Warrant Price in the manner provided below, and (iii) the Warrant Certificate or Warrant Certificates evidencing the Warrants. Upon receipt thereof, Issuer shall, as promptly as practicable, and in any event within three Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to such Warrant Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as such Warrant Holder shall request in the notice and shall be registered in the name of the Warrant Holder or such other name as shall be designated in the notice. The Warrants shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and such Warrant Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the notice, the Warrant Certificate or Warrant Certificates, together with payment of the Warrant Price, are received by Issuer as described above and all taxes required to be paid by such Warrant Holder, if any, pursuant to Section 2.3 prior to the issuance of such shares have been paid. If the Warrants evidenced by a Warrant Certificate shall have been exercised, Issuer shall, at the time of delivery of the certificate or certificates representing Warrant Stock, deliver to Warrant Holder a new Warrant Certificate evidencing the rights of Warrant Holder to purchase the unpurchased shares of Common Stock represented by the old Warrant Certificate, which new Warrant Certificate shall in all other respects be identical to the old Warrant Certificate. Notwithstanding any provision herein to the contrary, Issuer shall not be required to register shares in the name





                                    Exh. 5-7
of any Person who acquired any Warrant or any Warrant Stock otherwise than in accordance with this Agreement.

                 (c) Payment of the Warrant Price shall be made by wire transfer in immediately available funds or by certified bank check.

         2.3 Payment of Taxes. Issuer shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Stock, unless such tax or charge is imposed by law upon the Warrant Holder, in which case such taxes or charges shall be paid by such Warrant Holder. Issuer shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Warrant Stock issuable upon exercise of Warrants in any name other than that of Warrant Holder, and in such case Issuer shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the satisfaction of Issuer that no such tax or other charge is due.

         2.4 Fractional Shares. Issuer shall not be required to issue a fractional share of Common Stock upon the exercise of Warrants. As to any fraction of a share which the Warrant Holder would otherwise be entitled to purchase upon such exercise, Issuer shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Current Market Price per share of Common Stock on the date of exercise. If the determination of Current Market Price for purposes of this Section 2.4 would otherwise require an appraisal to be made by an investment banking firm, then Current Market Price for purposes of this Section 2.4 only shall mean Book Value per share of Common Stock on the date of exercise, unless a determination of Appraised Value shall have been made within six (6) months prior to such date in which case such Appraised Value shall be utilized for the purposes of determining Current Market Price.

         2.5 Continued Validity. A Warrant Holder of shares of Warrant Stock (other than a holder who acquires such shares after the same have been publicly sold pursuant to a registration statement filed under the Securities
Act) shall continue to be entitled with respect to such shares to all rights to which it would have been entitled as Warrant Holder under Articles IX, X and XV of this Agreement. Issuer will, at the time of each exercise of Warrants or upon the request of the Warrant Holder of the shares of Warrant Stock issued upon the exercise thereof, acknowledge in writing, in form reasonably satisfactory to such Warrant Holder, its continuing obligation to afford to such Warrant Holder all such rights; provided, however, that if such Warrant Holder shall fail to make any such request, such failure shall not affect the continuing obligation of Issuer to afford to such Warrant Holder all such rights.

                                  ARTICLE III
                                  ADJUSTMENTS

         The number of shares of Warrant Stock for which Warrants are exercisable, and the price at which such shares may be purchased upon exercise of Warrants, shall be subject to adjustment





                                    Exh. 5-8
from time to time as set forth in this Article III. Issuer shall give each Warrant Holder notice of any event described below which requires an adjustment pursuant to this Article III within a reasonable period of time after such event.

         3.1 Stock Dividends, Subdivisions and Combinations. If at any time Issuer shall:

                 (a) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, Additional Shares of Common Stock,

                 (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

                 (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then (i) the number of shares of Common Stock for which a Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which a Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event and (ii) the Current Warrant Price shall be adjusted to equal the Current Warrant Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which a Warrant is exercisable immediately prior to the adjustment and the denominator of which shall be the number of shares for which a Warrant is exercisable immediately after such adjustment.

         3.2     Issuance of Additional Shares of Stock.

                 (a) If at any time Issuer shall (except as hereinafter provided) issue or sell any Additional Shares of Common Stock, other than Permitted Issuances, for consideration in an amount per Additional Share of Common Stock less than the Current Market Price, then the Current Warrant Price shall be adjusted by multiplying the Current Warrant Price by a fraction, the numerator of which shall be (i) an amount equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Current Market Price immediately prior to the first to occur of (x) action by Issuer's board of directors authorizing such action or (y) the public announcement of an intent to take such action, plus (B) the consideration, if any, received by Issuer upon such issuance or sale, and the denominator of which shall be (ii) the total number of shares of Common Stock outstanding immediately after such issuance or sale multiplied by the Current Market Price immediately prior to such issuance.

                 (b) The provisions of Section 3.2(a) shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 3.1. Any adjustments of the number of shares of Common Stock for which a Warrant shall be exercisable





                                    Exh. 5-9
that are made upon the issuance of any Additional Shares of Common Stock, which Additional Shares are issued pursuant to the exercise of any warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Convertible Securities, shall be made pursuant to
Section 3.3 or Section 3.4, as applicable.

         3.3 Issuance of Warrants or Other Rights. If at any time Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which Issuer is the surviving corporation) issue or sell, any warrants or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and if the price per share for which Common Stock is issuable upon the exercise of such warrants or other rights or upon conversion or exchange of such Convertible Securities shall be less than the Current Market Price in effect immediately prior to the time of such distribution, issue or sale, then the Current Warrant Price shall be adjusted as provided in Section 3.2(a) on the basis that (i) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants or other rights or necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to be outstanding immediately following such issuance, (ii) the price per share for such Additional Shares of Common Stock shall be deemed to be the lowest possible price per share in any range of prices per share at which such Additional Shares of Common Stock are available to such holders, and (iii) Issuer shall be deemed to have received all of the consideration payable therefor, if any, as of the date of the actual issuance of such warrants or other rights. No further adjustments of the Current Warrant Price shall be made upon the actual issuance of such Common Stock or of such other rights or upon exercise of such warrants or other rights or upon the actual issuance of such Common Stock upon such conversion or exchange of such Convertible Securities.

         3.4 Issuance of Convertible Securities. If at any time Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which Issuer is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and if the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Current Market Price in effect immediately prior to the time of such issue or sale of Convertible Securities, then the Current Warrant Price shall be adjusted as provided in Section 3.2(a) on the basis that (i) the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to be outstanding immediately following such issuance, (ii) the price per share of such Additional Shares of Common Stock shall be deemed to be the lowest possible price in any range of prices at which such Additional Shares of Common Stock are available to such holders, and (iii) Issuer shall be deemed to have received all of the consideration payable therefor, if any, as of the date of actual issuance of such Convertible Securities. No adjustment of the Current Warrant Price shall be made under this Section 3.4 upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any





                                   Exh. 5-10
such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 3.3. No further adjustments of the Current Warrant Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to purchase any such Convertible Securities for which adjustments of the Current Warrant Price have been or are to be made pursuant to other provisions of this Article III, no further adjustments of the Current Warrant Price shall be made by reason of such issue or sale.

         3.5 Superseding Adjustment. If, at any time after any adjustment of the Current Warrant Price shall have been made pursuant to Section 3.3 or
Section 3.4 as the result of any issuance of warrants, options, rights or Convertible Securities, and such warrants, options or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants, options or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, then such previous adjustment shall be rescinded and annulled and, if applicable, the Current Warrant Price shall be recalculated as if all such expired and unexercised warrants, options, rights or Convertible Securities had never been issued.

         3.6 Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which a Warrant is exercisable provided for in this Article III:

                 (a) Computation of Consideration. To the extent that any Additional Shares of Common Stock shall be issued for cash consideration, the consideration received by Issuer therefor shall be the amount of the cash received by Issuer therefor, or, if such Additional Shares of Common Stock are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends, but not subtracting any compensation, discounts or expenses paid or incurred by Issuer for and in the underwriting of, or otherwise in connection with, the issuance thereof). To the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined reasonably and in good faith by a majority of the disinterested members of the board of directors of Issuer.

                 (b) When Adjustments to Be Made. The adjustments required by this Article III shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment to the number of shares for which the Warrants are exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 3.1) up to, but not beyond, the date and time of exercise of any Warrants if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% to the number of shares of





                                   Exh. 5-11

Common Stock for which the Warrants initially issued pursuant to this Agreement are exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Article III and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

                 (c) Fractional Interests. In computing adjustments under this Article III, fractional interests in Common Stock resulting from an issuance of additional Warrants to any Warrant Holder pursuant to this Article III shall be taken into account to the nearest 1/10th of a share subject to
Section 2.4.

                 (d) When Adjustment Not Required. If Issuer shall take a record of the holders of its Common Stock for the purpose of entitling then to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

                 (e) Escrow of Warrant Stock. If after any property becomes distributable pursuant to this Article III by reason of taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, any Warrant Holder exercises Warrants, any Additional Shares of Common Stock issuable upon exercise of such Warrant by reason of such adjustment shall be deemed the last shares of Common Stock for which such Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for a Warrant Holder by Issuer to be issued to such Warrant Holder upon and to the extent that the event actually takes place, upon payment of the balance, if any, of the Warrant Price for such Warrant at such date (after taking into account any overpayment of the Warrant Price made at the time of the initial Warrant exercise). Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by Issuer and escrowed property returned.

         3.7 Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case Issuer shall reorganize its capital, reclassify its capital stock, consolidate or merge with and into another corporation (where Issuer is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of Issuer), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants





                                   Exh. 5-12
or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of Issuer, then Issuer shall, as a condition precedent to such transaction, cause effective provisions to be made so that each Warrant Holder shall have the right thereafter to receive, upon exercise of a Warrant, solely the number of shares of common stock of the successor or acquiring corporation or of Issuer, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets, by a holder of the number of shares of Common Stock for which a Warrant is exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, such provisions shall include the express assumption by the successor or acquiring corporation (if other than Issuer) of the due and punctual observance and performance of each and every covenant and condition of this Agreement to be performed and observed by Issuer and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the board of directors of Issuer) in order to provide for adjustments of shares of the Common Stock for which a Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Article III. For purposes of this Section 3.7, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this
Section 3.7 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

                                   ARTICLE IV
                           NOTICES TO WARRANT HOLDERS

         4.1 Notice of Adjustments. Whenever the number of shares of Common Stock for which a Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Article III, Issuer shall forthwith prepare a certificate to be executed by the chief financial officer of Issuer setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the board of directors of Issuer determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Article III), specifying the number of shares of Common Stock for which a Warrant is exercisable and (if such adjustment was made pursuant to Section 3.7) describing the number and kind of any other shares of stock or Other Property for which a Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change. Issuer shall promptly cause a signed copy of such certificate to be delivered to each Warrant Holder in accordance with Section 15.2. Issuer shall keep at its office or agency designated pursuant to Article XII copies





                                   Exh. 5-13
of all such certificates and cause the same to be available for inspection at said office during normal business hours by any Warrant Holder or any prospective purchaser of a Warrant designated by a Warrant Holder thereof.

         4.2 Notice of Certain Corporate Action. Each Warrant Holder shall be entitled to the same rights to receive notice of corporate action as any holder of Common Stock.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

         Issuer and each Investor hereby represents and warrants that each of the representations and warranties made by such Party in the Unit Purchase Agreement is true and correct as of the date hereof as is fully set forth in this Agreement.

                                   ARTICLE VI
                               CERTAIN COVENANTS

         6.1 No Impairment. Issuer shall not by any action including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of each Warrant Holder against impairment. Without limiting the generality of the foregoing, Issuer will use reasonable good faith efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable Issuer to perform its obligations under this Agreement.

         Upon the request of a Warrant Holder, Issuer will, at any time during the period this Agreement is in effect, acknowledge in writing, in form satisfactory to such Warrant Holder, the continuing validity of this Agreement and the obligations of Issuer hereunder.

         6.2 Reservation and Authorization of Common Stock; Registration with, or Approval of, any Governmental Authority. From and after the date hereof, Issuer shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrants and payment therefor in accordance with the terms of this Agreement, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

         Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of





                                   Exh. 5-14
the Warrants, Issuer shall take any corporate action which may be necessary in order that Issuer may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Current Warrant Price.

         Before taking any action which would result in an adjustment in the number of shares of Common Stock for which a Warrant is exercisable or in the Current Warrant Price, Issuer shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

         If any shares of Common Stock required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority under any federal or state law (otherwise than as provided in Article VIII) before such shares may be so issued, Issuer will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

         6.3 Holder of the Notes. From and after the date hereof, each Warrant Holder agrees that, at all times that such Warrant Holder is a holder of any Warrants and that there is outstanding principal or interest under such Notes, such Warrant Holder will also be a holder of the Notes.

                                  ARTICLE VII
               TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

         In the case of all dividends or other distributions by Issuer to the holders of its Common Stock with respect to which any provision of Article III refers to the taking of a record of such holders, Issuer will in each such case take such a record as of the close of business on a Business Day. Issuer will not at any time, except upon dissolution, liquidation or winding up of Issuer, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrants.

                                  ARTICLE VIII
                        RESTRICTIONS ON TRANSFERABILITY

         The Warrants and the Warrant Stock shall be subject to the restrictions on transferability set forth in Article III of the Unit Purchase Agreement.

                                   ARTICLE IX
                              REGISTRATION RIGHTS

         The Warrant Stock shall be entitled to the registration rights provided under Article VII of the Unit Purchase Agreement.





                                   Exh. 5-15

                                   ARTICLE X
                             SUPPLYING INFORMATION

         Issuer shall cooperate with each Warrant Holder of a Warrant and each Warrant Holder of Restricted Common Stock in supplying such information as may be reasonably necessary for such Warrant Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Restricted Common Stock.

                                   ARTICLE XI
                               LOSS OR MUTILATION

         Upon receipt by Issuer from any Warrant Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of a certificate representing Warrants or Warrant Stock and indemnity reasonably satisfactory to it (it being understood that the written agreement of the Warrant Holder or an Affiliate thereof shall be sufficient indemnity) and in case of mutilation upon surrender and cancellation hereof or thereof, Issuer will execute and deliver in lieu hereof or thereof a new Warrant or new stock certificate as the case may be, of like tenor to such Warrant Holder; provided, in the case of mutilation, no indemnity shall be required if the certificate representing Warrants or Warrant Stock in identifiable form is surrendered to Issuer for cancellation.

                                  ARTICLE XII
                                OFFICE OF ISSUER

         As long as any of the Warrants remain outstanding, Issuer shall maintain an office or agency (which may be the principal executive offices of Issuer) where the Warrants may be presented for exercise, registration or transfer, division or combination as provided in this Agreement.

                                  ARTICLE XIII
                                   APPRAISAL

         The determination of the Appraised Value per share of Common Stock shall be made by an investment banking firm of nationally recognized standing selected by Issuer and acceptable to the Required Holders. If the investment banking firm selected by Issuer is not acceptable to the Required Holders and Issuer and the Required Holders cannot agree on a mutually acceptable investment banking firm, then the Required Holders and Issuer shall each choose one such investment banking firm and the respective chosen firms shall agree on another investment banking firm which shall make the determination. Issuer shall retain, at its sole cost, such investment banking firm as may be necessary for the determination of Appraised Value required by the terms of this Agreement.





                                   Exh. 5-16

                                  ARTICLE XIV
               LIMITATION OF LIABILITY; NO RIGHTS AS STOCKHOLDER

         No provision hereof, in the absence of affirmative action by any Warrant Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of any Warrant Holder, shall give rise to any liability of such Warrant Holder for the purchase price of any Common Stock or as a stockholder of Issuer, whether such liability is asserted by Issuer or by creditors of Issuer. Except as may otherwise be provided by law or by separate agreement between a Warrant Holder and Issuer, no Warrant Holder, as such, shall be entitled to vote or be deemed the holder of Common Stock or any other securities (other than Warrants) of Issuer which may at any time be issuable on the exercise hereof, nor shall anything contained herein be construed to confer upon any Warrant Holder the rights of a stockholder of Issuer or the right to vote for the election of directors or upon any matters submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or otherwise, until the Warrants shall have been exercised in accordance with the terms and conditions hereof.

                                   ARTICLE XV
                                 MISCELLANEOUS

         15.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery, or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such Party shall designate in writing to the other Party):

                 (a)      if to Issuer to:

                          International Alliance Services, Inc.
                          10055 Sweet Valley Drive
                          Valley View, Ohio 44125
                          Attention:  Edward Feighan
                          Telecopy:   (216) 447-9137





                                   Exh. 5-17
                          with a copy to:

                          Akin, Gump, Strauss, Hauer & Feld, LLP
                          1900 Pennzoil Place - South Tower
                          711 Louisiana Street
                          Houston, Texas 77002
                          Attention:  Rick L. Burdick, Esq.
                          Telecopy:  (713) 236-0822

                 (b) if to Investor, at its last known address appearing on the books of Issuer maintained for such purpose.

         15.2 Loss or Mutilation. Upon receipt by Issuer from any Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of a certificate representing, Warrants or Warrant Stock and indemnity reasonably satisfactory to it (it being understood that the written agreement of the Warrant Holder or an Affiliate thereof shall be sufficient indemnity) and in case of mutilation upon surrender and cancellation hereof or thereof, Issuer will execute and deliver in lieu hereof or thereof a new Warrant or new stock certificate as the case may be, of like tenor to such Warrant Holder; provided, in the case of mutilation, no indemnity shall be required if the certificate representing Warrants or Warrant Stock in identifiable form is surrendered to Issuer for cancellation.

         15.3 Survival. Each representation, warranty, covenant and agreement of the parties set forth in this Agreement is independent of each other representation, warranty, covenant and agreement. Each representation and warranty made by any Party in this Agreement shall survive the Closing through the period ending on June 30, 1997.

         15.4    Remedies.

                 (a) Each of Investor and Issuer acknowledge that the other Party would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements of such Party in this Agreement was not performed in accordance with its terms, and it is therefore agreed that each of Investor and Issuer in addition to and without limiting any other remedy or right such Party may have, shall have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach and enforcing specifically the terms and provisions hereof, and each of Investor and Issuer hereby waive any and all defenses such Party may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief.

                 (b) All rights, powers and remedies under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.





                                   Exh. 5-18

         15.5 Entire Agreement. This Agreement (including the exhibits and schedules attached hereto) and other documents delivered at the Closing pursuant hereto, contain the entire understanding of the Parties in respect of the subject matter hereof and supersede all prior agreements and understandings between or among the Parties with respect to such subject matter. The exhibits and schedules hereto constitute a part hereof as though set forth in full above.

         15.6 Expenses; Taxes. Except as otherwise provided in this Agreement, the Parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement or any transaction contemplated hereby. Further, exceptions otherwise provided in this Agreement, any sales tax, stamp duty, deed transfer or other tax (except taxes based on the income of Investor) arising out of the sale of the Warrants by Issuer to Investor and issuance of Warrant Stock upon exercise of the Warrants and consummation of the transactions contemplated by this Agreement shall be paid by Issuer.

         15.7 Amendment. This Agreement may be modified or amended or the provisions hereof waived with the written consent of Issuer and the Required Holders, provided that no Warrant may be modified or amended to reduce the number of shares of Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant (before giving effect to any adjustment as provided herein) or to accelerate the Expiration Date without the prior written consent of the Warrant Holder thereof.

         15.8 Waiver. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the Parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.

         15.9    Binding Effect; Assignment.  Subject to the provisions of
Article IX of the Unit Purchase Agreement, the rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and legal assigns. The provisions of this Agreement are intended to be for the benefit of all Holders from time to time of the Warrants and Warrant Stock, and shall be enforceable by any such Warrant Holder.

         15.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.





                                   Exh. 5-19

         15.11 Headings. The headings contained in this Agreement are for convenience of reference only and are not to be given any legal effect and shall not affect the meaning or interpretation of this Agreement.

         15.12 GOVERNING LAW; INTERPRETATION. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED FOR ALL PURPOSES BY THE LAWS OF THE STATE OF NEW YORK.

         15.13 Severability. The parties stipulate that the terms and provisions of this Agreement are fair and reasonable as of the date of this Agreement. However, any provision of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If, moreover, any of those provisions shall for any reason be determined by a court of competent jurisdiction to be unenforceable because excessively broad or vague as to duration, geographical scope, activity or subject, it shall be construed by limiting, reducing or defining it, so as to be enforceable.

           [The remainder of this page is intentionally left blank.]





                                   Exh. 5-20

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of December 24, 1996.

                                        INTERNATIONAL ALLIANCE SERVICES, INC.


                                        By:
                                           -------------------------------------
                                        Printed Name:
                                                     ---------------------------
                                        Title:
                                              ----------------------------------


                                        INVESTOR:


                                        By:
                                           -------------------------------------
                                        Printed Name:
                                                     ---------------------------
                                        Title:
                                              ----------------------------------





                                   Exh. 5-21

                                                                       EXHIBIT 6

                              WARRANT CERTIFICATE


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OR ANY RULE OR REGULATION PROMULGATED THEREUNDER, IS AVAILABLE. SUCH SECURITIES ARE SUBJECT TO THE RESTRICTIONS AND PRIVILEGES SPECIFIED IN THE UNIT PURCHASE AGREEMENT, DATED AS OF DECEMBER 24, 1996, BETWEEN INTERNATIONAL ALLIANCE SERVICES, INC. AND THE INITIAL HOLDER OF SECURITIES NAMED THEREIN, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF INTERNATIONAL ALLIANCE SERVICES, INC. AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER HEREOF UPON WRITTEN REQUEST. THE HOLDER OF THIS CERTIFICATE AGREES TO BE BOUND BY THE TERMS AND CONDITIONS OF SUCH UNIT PURCHASE AGREEMENT.


No. 25



                              WARRANT CERTIFICATE
                     INTERNATIONAL ALLIANCE SERVICES, INC.


         This Warrant Certificate certifies that Huizenga Investments Limited Partnership, or registered assigns thereof, is the restricted holder of 222,222 warrants (the "Warrants") to purchase shares of common stock of International Alliance Services, Inc., a Delaware corporation ("Issuer"). Each Warrant entitles the holder, subject to the conditions set forth herein and in the Unit Purchase Agreement referred to below, to purchase from Issuer before 5:00 p.m., New York, New York time, on or before the Expiration Date, one fully paid and nonassessable share of common stock of Issuer ("Warrant Stock") at a price (the "Exercise Price") of $11.00 per share of Warrant Stock payable as set forth in the Unit Purchase Agreement. The number of shares of Warrant Stock for which each Warrant is exercisable and the Current Warrant Price are each subject to adjustment prior to the Expiration Date upon the occurrence of certain events as set forth in the Unit Purchase Agreement.

         Issuer may deem and treat the registered holders of the Warrants evidenced hereby as the absolute owner thereof (notwithstanding any notation of ownership or other writing





                                    Exh. 6-1
hereon made by anyone), for the purpose of any exercise hereof and of any distribution to the holders hereof, and for all other purposes.

         Warrant Certificates, when surrendered at the office of Issuer by the registered holder hereof in person or by a legal representative duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Unit Purchase Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

         Upon due presentment for registration of transfer of this Warrant Certificate at the office of Issuer at 10055 Sweet Valley Drive, Valley View, Ohio 44125, or such other address as Issuer may specify in writing to the registered holder of the Warrants evidenced hereby, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee in exchange for this Warrant Certificate to the transferee(s) and, if less than all the Warrants evidenced hereby are to be transferred, the registered holder hereof, subject to the limitations provided in the Unit Purchase Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

         This Warrant Certificate is one of the Warrant Certificates referred to in the Unit Purchase Agreement, dated as of December 24, 1996, between Issuer and the initial holder of Warrants party thereto (the "Unit Purchase Agreement"). Such Unit Purchase Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of Issuer and the holders, and in the event of any conflict between the terms of this Warrant Certificate and the provisions of the Unit Purchase Agreement, the provisions of the Unit Purchase Agreement shall control.

         IN WITNESS WHEREOF, Issuer has caused this Warrant Certificate to be duly executed.

Dated:  December 31, 1996.

                                        INTERNATIONAL ALLIANCE SERVICES, INC.


                                        By:
                                           -------------------------------------
                                        Printed Name:
                                                     ---------------------------
                                        Title:
                                              ----------------------------------





                                    Exh. 6-2

                                                                    Exhibit A To
                                                             Warrant Certificate

                               SUBSCRIPTION FORM

                [To be executed only upon exercise of Warrants]


         The undersigned registered owner of this Warrant Certificate irrevocably exercises Warrants for the purchase of shares of Common Stock of International Alliance Services, Inc. and herewith makes payment therefor at the price and on the terms and conditions specified in the Warrant Certificate and the Unit Purchase Agreement, and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of ___________________ and delivered to __________________ whose address is _______________________________ and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in the Warrant Certificate, that a new Warrant Certificate of like tenor and date for the balance of the shares of Common Stock issuable thereunder be delivered to the undersigned.


---------------------------------------------
(Name of Registered Owner)



---------------------------------------------
(Signature of Registered Owner)


---------------------------------------------
(Street Address)


---------------------------------------------
(City)           (State)          (Zip Code)





                                    Exh. 6-3

                                                                    Exhibit B To
                                                             Warrant Certificate

                                ASSIGNMENT FORM

         FOR VALUE RECEIVED the undersigned registered owner of the attached Warrant Certificate hereby sells, assigns and transfers unto the assignee named below all of the rights of the undersigned under this Warrant Certificate, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee:

______________________________________
______________________________________
______________________________________
______________________________________


No. of Shares of
Common Stock:_______________________________

and does hereby irrevocably constitute and appoint _____________________________ attorney-in-fact to register such transfer on the books of International Alliance, Inc. maintained for that purpose, with full power of substitution in the premises.


By:
   -------------------------------------

Printed Name:
             ---------------------------

Signature:
          ------------------------------

Witness:
        --------------------------------

         The assignee named above hereby agrees to purchase and take the attached Warrant Certificate pursuant to and in accordance with the terms and conditions of the Warrant Agreement, dated as of December _____, 1996, between International Alliance Services, Inc. and the initial Holder named therein and agrees to be bound thereby.

Dated:
      ----------------------------------
Printed Name:
             ---------------------------
Signature:
          ------------------------------
Title:
      ----------------------------------




                                    Exh. 6-4